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                                                                    Exhibit 99.1

                             CORRECTION FROM SOURCE

                                 HOLLINGER INC.
                         ANNOUNCES REVISED PRICING TERMS

            INDEPENDENT PRIVATIZATION COMMITTEE PROPOSES SHAREHOLDERS
             VOTE ON PROPOSED SHARE CONSOLIDATION AND PRIVATIZATION

The following corrects and replaces the release sent earlier today March 7, 2005 at 8:55 a.m. ET. The references to the conclusions of GMP Securities Ltd. in the GMP Valuation have been modified.

     Toronto, Ontario, Canada, March 7, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that its Board of Directors (the "Board") has received notification from The Ravelston Corporation Limited ("Ravelston"), Hollinger's controlling shareholder, that, in connection with the proposed share consolidation going private transaction (the "Going Private Transaction") involving Hollinger announced on October 28, 2004, Ravelston will support such transaction on the following revised terms and conditions:

o holders of retractable common shares (the "Common Shares") of Hollinger (other than Ravelston and certain of its affiliated entities) would receive an aggregate of C$7.60 and the Additional Amount per Share (as defined below), if any, in cash for each Common Share held by them; and

o holders of Common Shares would receive a contingent cash payment right (a "CCPR") that would entitle them to participate in their proportionate interest in the economic benefit of certain potential claims and litigation.

     Holders of Series II Preference Shares of Hollinger would continue to receive 0.46 of a share of Class A Common Stock of Hollinger International Inc. ("Hollinger International") for each Series II Preference Share held by them.

Review of Going Private Transaction by the Independent Privatization Committee

     Following receipt of Ravelston's written intention with respect to the Going Private Transaction in October 2004, the Board established a committee of independent directors (the "Independent Privatization Committee"), currently comprised of Messrs. Robert J. Metcalfe and Allan Wakefield, to consider, evaluate and make a recommendation to the Board concerning the proposed Going Private Transaction. The Independent Privatization Committee was further empowered to, among other things, consider and advise the Board whether, in their opinion, the proposed Going Private Transaction is in the best interests of Hollinger, the holders of its Common Shares and/or the holders of its Series II Preference Shares.

     In accordance with the requirements of the applicable securities legislation and policies concerning transactions such as the Going Private Transaction, GMP Securities Ltd. ("GMP") was retained to provide a formal valuation of the outstanding Common Shares (the "GMP Valuation") under the supervision of the Independent Privatization Committee, and the GMP

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Valuation was delivered by GMP to the Independent Privatization Committee on
March 6, 2005. Based upon the scope of its review and subject to the qualifications and assumptions contained in the GMP Valuation, GMP estimates the fair market value, as at March 1, 2005, of the outstanding Common Shares was in the range of C$7.21 to C$7.57 per Common Share. In addition, GMP provided a formal valuation of the outstanding Series II Preference Shares. Based upon the scope of its review and subject to the qualifications and assumptions contained in its valuation, it is the view of GMP that the value of the outstanding Series II Preference Shares is equivalent to 0.46 of a share of Class A Common Stock of Hollinger International.

     On March 6, 2005, after reviewing the revised terms and conditions of the Going Private Transaction as supported by Ravelston, the GMP Valuation and a number of other factors, the Independent Privatization Committee determined:

     (i) to recommend to the Board that all necessary actions be taken in order that the special resolutions to effect the Going Private Transaction be submitted to a meeting (the "Meeting") of the holders of Common Shares and the Series II Preference Shares of Hollinger on March 31, 2005; and

     (ii) not to make any recommendation with respect to how holders of Common Shares and Series II Preference Shares of Hollinger should vote on the special resolutions to effect the Going Private Transaction.

No Determination Made in Respect of Going Private Transaction by the Board at This Time

     A meeting of the Board is scheduled to be held following the hearing before Justice Colin Campbell of the Ontario Superior Court of Justice on March 7, 2005 to formally receive the report and recommendations of the Independent Privatization Committee, following which the Board will make its determination in respect of the Going Private Transaction. On February 25, 2005, the independent directors of Hollinger applied to Justice Campbell for, among other things, advice and direction as to whether in the circumstances the Going Private Transaction should be put to a vote by Hollinger's shareholders before Ernst & Young Inc. delivers its final report in connection with its inspection of related party transactions.

     The Going Private Transaction remains subject to the approval of the Board, any order of the Court and the approvals and processes referenced in Hollinger's October 28, 2004 press release. Subject to receipt of the requisite approvals, formal documentation for the Meeting, including a management proxy circular (the "Circular"), will be mailed to shareholders of Hollinger in the near future. The Circular will describe in greater detail information concerning the Going Private Transaction, including a copy of the GMP Valuation, as well as set out the procedure for shareholders of Hollinger to receive the consideration for their Common Shares or Series II Preference Shares upon the Going Private Transaction becoming effective.

Second Valuation and Potential Common Share Price Adjustment

     Following the public release by Hollinger International of its 2004 audited annual financial statements (the "HII Statements"), an independent valuator (the "Second Valuator")

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will perform a formal valuation (the "Second Valuation") of the Common Shares.
The Second Valuation will, to the extent necessary, reflect information set out in the HII Statements contained in Hollinger International's Form 10-K filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2004 and update the value range (the "Updated Valuation Range") determined for the Common Shares (the "Initial Valuation Range") contained in the GMP Valuation. The Second Valuator and the Second Valuation will be under the supervision and direction of the current members of the Independent Privatization Committee.

     Hollinger will publicly disclose the Updated Valuation Range via press release following receipt of same from the Second Valuator. Each holder of Common Shares (other than Ravelston and certain of its affiliated entities) will receive, subject to applicable laws (including solvency requirements), an additional amount per Common Share equal to the amount, if any, by which the mid-point of the Updated Valuation Range exceeds C$7.39, being the midpoint of the Initial Valuation Range (the "Additional Amount per Share"). In no event will the Additional Amount per Share be less than nil.

CCPRs

     In order to address concerns with respect to the possible uncertainty of value in respect of potential claims and litigation, in the event that the Going Private Transaction is effected, holders of Common Shares (other than holders who dissent in respect of the resolution relating to the Going Private Transaction at the Meeting) would receive a CCPR that would entitle them to participate in their proportionate interest in the economic benefit of certain potential claims and litigation. Generally, the specified claims and litigation will be claims by Hollinger against Ravelston or Ravelston-related entities or persons arising from related party transactions occurring prior to the effective time of the Going Private Transaction, including transactions reported on in any final report of Ernst & Young Inc., but excluding book debts referred to in the GMP Valuation. The litigation will be controlled by a Litigation Panel comprised of three of Hollinger's current independent directors. The agreement governing the terms of the CCPRs will require approval of the independent directors of Hollinger and the receipt of all necessary regulatory approvals and the parties intend to seek a confirmatory order of the Ontario Superior Court of Justice approving such agreement. The terms and structure of the CCPRs will be described in greater detail in the Circular.

Company Background

         Hollinger's principal asset is its interest in Hollinger International which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com